

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2014

<u>Via E-mail and U.S. Mail</u>
Curtis Fairbrother
Chief Executive Officer
Acology, Inc.
912 Maertin Lane
Fullerton, CA 92831

> **Re: Acology, Inc. (f/k/a Pinecrest Investment Group Inc.)**
> **Registration Statement on Form S-1**
> **Filed May 12, 2014, As Amended May 16, 2014**
> **File No. 333-195866**

Dear Mr. Fairbrother:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form S-1. Specifically, the financial information you have provided does not include audited financial statements for Acology, Inc. for the two years ended December 31, 2013 or pro forma financial information for the year ended December 31, 2013. As a result, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

Erin K. Jaskot, *for*

Pamela A. Long
Assistant Director

cc: Barry J. Miller, Esq. (*via E-mail*)